

16012470

UNITEDSTATES
,ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FULCRUM CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Avenue Suite 2550
(No. and Street)

Austin	Texas	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Hamilton (512)585-7679
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

2821 West 7th St. Ste.700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Capital Markets LLC, as of December, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STEVEN RILEY
My Commission Expires
July 25, 2017
NOTARY PUBLIC
STATE OF TEXAS

Notary Public

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULCRUM CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

(FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT)

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Fulcrum Capital Markets LLC

We have audited the accompanying statement of financial condition of Fulcrum Capital Markets LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that-our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 29, 2016

FULCRUM CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	118,188
Prepaid and other current assets		1,803
Other assets		21,170
Total Assets	$	141,161
LIABILITIES AND MEMBER'S EQUITY		
Due to parent	$	67,061
Total Liabilities	$	67,061
Member's equity	$	74,100
Total Liabilities and Member's equity	$	141,161

The Notes to Financial Statements are
an integral part of this statement.

FULCRUM CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fulcrum Capital Markets LLC ("FCM" or the "Company") is a liability limited company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2001. Fulcrum Capital Holdings LLC ("FCH") is the sole member (the "Member") of the Company. The Company's operations consist primarily of brokering fixed income securities to institutional customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), as detailed in the financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

The financial statements were approved by management and were available to be issued on February 29, 2016. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. As of December 31, 2015, the Company did not have any cash equivalents.

Revenue Recognition

Transactions in investment securities are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected in trading gains and losses, net, on the Statement of Operations. Expenses are recognized as incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for periods subsequent to 2012.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital of at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, FCM's net capital was $51,127, which was $46,127 in excess of its minimum requirement of $5,000.

NOTE 3. RELATED PARTY TRANSACTIONS

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, Fulcrum Distressed Partners (BVI) Limited and Fulcrum Fund Advisors LLC in which FCM has agreed to pay 13.8% of the joint expenses from January 1 to June 30, 2015 and 5% of the joint expenses from July 1 to December 31, 2015.

During the year ended December 31, 2015 a total of approximately $126,000 in expenses were allocated to FCM pursuant to the MSA. Additionally, FCM has a payable to the Member of $67,061 at December 31, 2015.

Also during the year ended December 31, 2015 the Member forgave a total of $88,258 in payables due from FCM. Accordingly, this amount is recorded as a contribution from the member on the accompanying Statement of Changes in Member's Equity.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

NOTE 5. COMMITMENTS

The Member has various operating leases which expire in February 2020. In accordance with the MSA, the Company has agreed to share 13.8% of these operating leases from January to June 2015 and 5% of these operating leases from July to December 2015. Lease expenses under these agreements for the year ended December 31, 2015 approximated $12,651 and are included in the accompanying Statement of Operations.

Total future minimum lease commitments under these operating leases are as follows:

2016	$	4,692
2017		2,982
2018		3,035
2019		3,090
Thereafter		3,144
	$	16,943